UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company (“fund”) that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (“Act”), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.                                       To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

(a)                                  The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund (“Merger”);

(b)                                 The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs (“Liquidation”);

(c)                                  The fund qualifies for an exclusion from the definition of “investment company” under section 3(c)(1) or section 3(c)(7) of the Act (“Abandonment of Registration”); or

(d)                                 The fund has become a business development company (“Business Development Company”).

2.                                       If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.                                       This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.                                       Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.                                       No fee is required to submit this form or any amendments.

6.                                       Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden.

This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

SEC 1691 (5-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I.                                                                      General Identifying Information

1.                                       Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐            Merger

☒          Liquidation

☐            Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐            Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                       Name of fund:  York Enhanced Strategies Fund, LLC (the “Fund”)

3.                                       Securities and Exchange Commission File No.: 811-21834

4.                                       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒                                  Initial Application                         ☐         Amendment

5.                                       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

York Enhanced Strategies Fund, LLC

767 Fifth Avenue, 17th Floor

New York, New York 10153

6.                                       Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

David M. Mahle, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3417

7.                                       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

York Enhanced Strategies Management, LLC

767 Fifth Avenue, 17th Floor

New York, New York 10153

(212) 300-1300

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                       Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                       Subclassification if the fund is a management company (check only one):

☐                                    Open-end                                      ☒           Closed-end

10.                                 State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):  Delaware

11.                                 Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

York Enhanced Strategies Management, LLC

767 Fifth Avenue, 17th Floor

New York, New York 10153

12.                                 Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

13.                                 If the fund is a unit investment trust (“UIT”) provide:

(a)                                  Depositor’s name(s) and address(es):

(b)                                 Trustee’s name(s) and address(es):

14.                                 Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐                                    Yes                                                ☒              No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.          (a)                                   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒                                  Yes                                                ☐                No

If Yes, state the date on which the board vote took place:  March 18, 2011

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒                                  Yes                                                ☐                No

If Yes, state the date on which the shareholder vote took place: May 24, 2011

If No, explain:

II.                                     Distributions to Shareholders

16.                                 Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒                                  Yes                                                ☐                No

(a)                                  If Yes, list the date(s) on which the fund made those distributions:  August 4, 2011 and November 4, 2011

(b)                                 Were the distributions made on the basis of net assets?

☒                                  Yes                                                ☐                No

(c)                                  Were the distributions made pro rata based on share ownership?

☒                                  Yes                                                ☐                No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:
Were any distributions to shareholders made in kind?

☐                                    Yes                                                ☒              No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                                 Closed-end funds only:
Has the fund issued senior securities?

☒                                  Yes                                                ☐                No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:  Prior to approval of the plan to liquidate the Fund, the Fund, on February 4, 2011, paid accrued interest and the face amount of principal on its outstanding debt in the aggregate amount of $216,000,000 (the “Notes”) and paid accrued dividends and liquidation preference on its shares of outstanding Series A-1 floating rate term preferred shares (the “Term Preferred Shares”) in the aggregate amount of $108,999,000 and its one outstanding share of Series A-2 preferred share in the aggregate amount of $1,000 (the “Special Share,” together with the Term Preferred Shares, the “Preferred Shares”), which were its only senior securities then outstanding.  The Fund does not currently have any senior securities outstanding.

18.                                 Has the fund distributed all of its assets to the fund’s shareholders?

☐                                    Yes                                                ☒              No

If No,

(a)                                  How many shareholders does the fund have as of the date this form is filed?  21

(b)                                 Describe the relationship of each remaining shareholder to the fund: Each shareholder of the Fund is a holder of common shares entitled to a pro rata share of the assets of the Fund after payment of remaining expenses in connection with the liquidation and winding up the affairs of the Fund and the resolution of claims, if any, against the Fund.

19.                                 Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒                                  Yes                                                ☐                No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:  Any assets of the Fund after payment of remaining expenses in connection with the liquidation and winding up the affairs of the Fund and the resolution of its liabilities and obligations, if any, will be distributed to each shareholder on a pro rata basis.  Approximately 97% of the Fund’s net asset value has been distributed to shareholders as of the date this form is filed.

III.                                 Assets and Liabilities

20.                                 Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☒                                  Yes                                                ☐                No

If Yes,

(a)                                  Describe the type and amount of each asset retained by the fund as of the date this form is filed: The assets retained by the Fund consist of cash and unsettled transactions.

(b)                                 Why has the fund retained the remaining assets? To pay the remaining expenses of the liquidation and winding up the affairs of the Fund and the resolution of liabilities and obligations, if any.

(c)                                  Will the remaining assets be invested in securities?

☐                                    Yes                                                ☒              No

21.                                 Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒                                  Yes                                                ☐                No

If Yes,

(a)                                  Describe the type and amount of each debt or other liability: The Fund’s outstanding debts and other liabilities include tax liabilities and accrued expenses, including audit fees, legal fees, custodian fees, administration fees, directors’ fees and management fees.

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?  The Fund will pay such debts out of any remaining reserves held for such purposes.

IV.                                Information About Event(s) Leading to Request For Deregistration

22.                                 (a)                                  List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses:  $300,000

(ii)                                  Accounting expenses:  $15,000

(iii)                               Other expenses (list and identify separately):
Insurance: $5,000

(iv)                              Total expenses (sum of lines (i)-(iii) above):  $320,000

(b)                                 How were those expenses allocated?  These expenses were allocated pro rata to the Fund’s shareholders based on net asset value.

(c)                                  Who paid those expenses?  The custodian of the Fund paid these expenses out of the Fund’s assets at the direction of the Fund’s investment manager.

(d)                                 How did the fund pay for unamortized expenses (if any)? In connection with the repayment of the Notes and the redemption of the Preferred Shares on February 4, 2011, as described in question 17 above, all unamortized expenses of the Fund were accelerated and paid in full.  As of the date hereof, the Fund has no remaining unamortized expenses.

23.                                 Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐                                    Yes                                                ☒              No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                                 Is the fund a party to any litigation or administrative proceeding?

☐                                    Yes                                                ☒              No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                                 Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐                                    Yes                                                ☒              No

If Yes, describe the nature and extent of those activities:

VI.                            Mergers Only

26.                                 (a)                                  State the name of the fund surviving the Merger:

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of York Enhanced Strategies Fund, LLC, (ii) he is the President of York Enhanced Strategies Fund, LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

York Enhanced Strategies Fund, LLC

/s/ Jeffrey A. Weber
Jeffrey A. Weber
President